PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three month period ended October 31, 2012

page 1 of 14 pages

Dated December 20, 2012

The selected financial information set out below and certain comments which follow are based on and derived from the condensed interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the nine months ended October 31, 2012 and from the audited financial statements for the year ended January 31, 2012 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km east of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM and on the NYSE MKT Equities Exchange under the symbol PBM.

Overall Performance

n September 2009, the Company first submitted an Application for an Environmental Assessment Certificate (“EAC”) to the BC Environmental Assessment Office (“EAO”).  In May 2010, PBM submitted an Addendum to address the deficiencies in the EAC Application.  On July 12, 2010, the EAO announced that they had accepted the Company’s Application for an EAC Review.  On October 28, 2010, PBM requested a temporary timeline suspension of EAC Application review period, to allow PBM   to respond to the comments and issues raised by the reviewers of the Application.  PBM submitted its responses to these comments on November 19, 2010.  A Review Response Report (RRR) was submitted to EAO on March 30, 2011.  In response to comments received from the Provincial and Federal Agencies, a revised Review Response Report (RRR Rev.2) was submitted to EAO on June 30, 2011.  On August 25, 2011, PBM requested a one-week suspension in order to respond to additional questions and provide clarification on commitments coming from the review of the RRR Rev. 2.  On September 6, 2011, the EAO issued a draft copy of their Assessment Report to the Working Group.  Subsequent to receiving the Working Group comments, the EAO determined that they were not prepared to make a decision regarding the project and they retained a 3rd party reviewer to assess the Project.  On November 21, 2011, PBM’s consulting firm, Klohn Crippen Berger (“KCB”) submitted a response to the 3rd party report addressing key areas that may have been overstated and additional review observations.  The EAO subsequently agreed to allow the 3rd party reviewer the opportunity to revise their report.  On November 27, 2011, PBM received a second 3rd party report pertaining primarily to aquatic effects (effects on fish).  On January 31, 2012, PBM submitted the 3rd Party Review Response Report.  The 3rd Party Review Response Report was provided to Robertson Geoconsultants and BC Ministry of Environment for review.  In addition, the EAO commissioned Dr. Bernard Laval of UBC to review the results of the Lake Effects section of the 3rd Party Review Response Report completed by Dr. Greg Lawrence.  On April 27, 2012, PBM submitted a 3rd Party Review Response Report - Addendum 1.  As a result of PBM’s responses to the 3rd Party Review, the Company received a revised draft copy of the EAO’s Assessment Report.  On July 9, 2012, the Company provided comments to the Canadian Environmental Assessment Agency (CEAA) on a draft Comprehensive Study Report (“CSR”).

On August 7, 2012, the Company was informed by the BCEAO that the timing for BCEAO’s referral to the deciding ministers (the Honourable Terry Lake, Minister of Environment, and the Honourable Rich Coleman, Minister of Energy and Mines and Minister Responsible for Housing) would take place on August 20, 2012.

On August 13, 2012, the Company submitted its’ final response to the BCEAO with respect to the Environmental Assessment Application.  PBM noted that the predicted lake metal concentrations, using upper bound loadings, due to the project are below BC Water Quality Guidelines and nominally above baseline (water quality changes may commence in year 21 after mining is completed and the water treatment plant is operational).  PBM believes that the risk of a significant adverse effect is, therefore, negligible and that the design is protective of the aquatic environment.  Also, the independent 3rd Party review of all aspects related to water quality effects on Morrison Lake, supported PBM’s assessment of no significant adverse effects.

The referral documents, consisting of the Final Environmental Assessment Report (Schedule A, Certified Project Description and Schedule B, Table of Conditions) and the Environmental Assessment Certificate #M12-01 (to be signed by the Ministers), were submitted to the Ministers on August 21, 2012.  PBM received a copy of the referral documents on August 27, 2012.

On August 29th, the Company announced that the British Columbia Environmental Assessment Office had completed the Environmental Application Review Stage of the Morrison Copper/Gold Project and submitted their referral documents to the Minister of Energy and Mines and the Minister of Environment.  The Ministers had 45 days, until October 5, 2012, to make a decision on the Environmental Assessment Certificate.

On August 30, 2012, CEAA informed PBM that CEAA had received feedback from the federal departments on the draft Comprehensive Study Report (“CSR”) and is planning to have a second draft prepared for PBM comments during the week of September 4, 2012.  Once the CSR is completed, it goes to a report editor and design team in Ottawa and for translation to French.  The final public comment period was to be in October with the referral to the federal Minister of Environment in November.

On October 1, 2012, the Company announced that the Honourable Rich Coleman, Minister of Energy, Mines and Natural Gas and Minister Responsible for Housing and Deputy Premier, and the Honourable Terry Lake, Minister of Environment have decided to refuse to issue an EA certificate for the Project as proposed.

On October 3, 2012, the Company announced that the BCEAO Environmental Assessment (“EA”) report and the Recommendations of the Executive Director reports were available online for review.  The Company stated that it was required to conduct an EA to determine the potential for adverse environmental, economic, social, heritage and health effects that may occur during the life cycle of the project.  The Company’s Application, prepared by Qualified Professionals, determined that there were no significant adverse environmental, economic, social, heritage and health effects.  This was supported by a BC Environmental Assessment Office (EAO) commissioned independent 3rd Party review.  The BCEAO EA report also concluded that there were no significant adverse effects.

On October 30, 2012, the Company was advised by the Canadian Environmental Assessment Agency (“CEAA”) that due to the refusal of the BC Environmental Assessment Certificate, CEAA was requesting additional information regarding whether and how the Company intends to redesign the Morrison Copper/Gold Project to address the concerns identified.

On October 31, 2012, the Company responded to the Ministry of Environment in regards to the rejection of the Company’s Application for an Environmental Assessment Certificate stating that the Company has been working on the development of the Morrison Copper/Gold Project since 1998.  Baseline data to support the Application for an (EAC) has been collected since 2002.  PBM entered the Pre-Application stage of the Environmental Assessment Process on September 30, 2003.  On July 12, 2010, PBM entered the Application Review stage of the Environmental Assessment process.  On August 20, 2012, day 763 of the 180-day Review period, the EAO completed the Environmental Assessment Application Review and submitted their referral documents to the Ministers for a decision.  On October 1, 2012, the Application was rejected by the Ministers.

The Company’s responses to the factors that were considered by the Ministers in reaching their decision, (as per the e-mail from Terry Lake, Minister of Environment received October 1, 2012) were prepared, emailed to the appropriate ministers and posted on the Company’s website at the following link:  http://www.pacificbooker.com/pdf/121030L-MorrisonEACRejectionResponse.pdf .  The Company wishes to emphasize that the design and environmental assessment of the Project was prepared by qualified professionals who have extensive world-wide experience.  In addition, independent 3rd Party reviews, initiated by the EAO, supported PBM’s assessment of no significant adverse effects.  The Company has adequately and reasonably addressed all the issues raised by government agencies, First Nations and the public (over 70 government agency reviewers, nine organizations and over 800 issues/comments).

The Application contained approximately 16,000 pages including the EAC Application; an Addendum to the EAC Application; Review Response Report Rev 1; Review Response Report Rev 2; 3rd Party Review Response Report and 3rd Party Review Response Report Addendum.  The EAO and the Company agreed to 32 Conditions that the Company would have to meet as part of the EAC.  The information and plans would be developed during the Detailed Engineering phase, which PBM has not yet started, and would be completed prior to the issuance of the Mines Act Permit.  In a letter to the EAO on August 13, 2012, the Company summarized its final response with respect to the EAC Application.  In that letter, PBM noted that the changes in predicted Morrison Lake metal concentrations, using upper bound loadings, due to the project are below BC Water Quality Guidelines and nominally above baseline, and the risk of a significant adverse effect is, therefore, negligible and that the design is protective of the aquatic environment.

The Company wishes to emphasize that it is strongly committed to continue to work towards bringing the proposed Morrison Copper/Gold Project to commercial production.

In September 2010, PBM announced that it had filed its Response to the Notice of Civil Claim served by Rescan on August 24, 2010 and had filed a Counterclaim against Rescan seeking damages for  professional negligence, misrepresentation, and breach of contract.  In December 2010, Rescan and PBM agreed to proceed to mediation.  In addition to the Civil Claim served on the Company by Rescan in August 2010, a Notice of Civil Claim was filed by Rescan in the Smithers Registry on July 21, 2011.  Rescan based its new claim on the same facts and matters stated in its existing claim, except that the new claim included a claim of builders’ lien.  A response denying Rescans’ claim was submitted by the Company to the BC Supreme Court on August 29, 2011.  Additionally PBM submitted a response to the Civil Claim.  On November 8, 2011, the company’s legal firm for this matter, Fraser Milner Casgrain, signed a consent order that the court action that commenced at the Smithers Registry and the BC Supreme Court be heard in together at the Vancouver Registry and the Vancouver Registry be the registry for both actions.  In May 2012, the Company announced that this litigation had been resolved and that as a term of the settlement, the lien was removed from the Company’s mineral claims.

On March 19, 2012, the Company announced that it had published a Notice for an Application for a Mining Lease, posted at the Chief Gold Commissioner's Office in Vancouver and published in the BC Gazette, the Vancouver Sun, and the Lakes District News as required under Section 42(1)(c) of the Mineral Tenure Act.  The mineral claims subject to the mining lease application are Tenure Numbers 625123, 625143, 625183, surveyed by Mark McGladrey, BCLS, whose field notes and plans have been approved by the Surveyor General.

On July 23, 2012, the Company announced that it was in receipt of a Memorandum of Understanding (MOU) with the Lake Babine Nation.

During the quarter under discussion, the Company issued 50,250 shares on exercise of options for total proceeds of $376,590 and a reclassification of contributed surplus to capital stock in the amount of $153,767.  The Company did not issue any other shares, grant any additional options and no private placements have been announced or completed.

Outlook for 2012/13

On November 8, 2012, the Company clarified some information in regards to the Salmon population in Morrison Lake, stating that the Morrison Copper/Gold Project is not located within the Skeena River headwaters.  The headwaters of the Skeena River are a subalpine basin in northern BC adjacent to Spatsizi Wilderness Park.  The Morrison Copper/Gold Project is located at the most eastern edge of the Skeena watershed, 160 kilometers from the Skeena River, 65 kilometers east of Smithers, BC, adjacent to Morrison Lake.  The Morrison Lake drains via the Morrison River into the north-eastern arm of the Babine Lake, a 175 kilometers long lake.  The Babine Lake drains via the Babine River, a 100 kilometers long river, which originates at the top of the north-western arm of Babine Lake, and is a tributary to the Skeena River.  The Project footprint, which is 25 square kilometers represents 0.046% of the of the Skeena River watershed which is 54,400 square kilometers.  The direct disturbance would be 11.40 square kilometers of which, 7.88 square kilometers (69%) would be reclaimed and a 1.75 square kilometers pond would be formed in the Tailings Storage Facility on closure.  The Morrison Copper/Gold Project is located within 30 kilometers of two former producing mines with histories of safe operation, the Bell and the Granisle located on Newman Peninsula extending into Babine Lake.  The Bell mine operated from 1972 to 1992, except for the period 1982 to 1984, and closed in 1992.  The Granisle mine operated from 1966 to 1982.  Upon closure, both mines were put in care and maintenance performed by Xstrata Copper Canada.  Water management and monitoring is ongoing at the mine sites to ensure that water quality in Babine Lake remains protected.  Both mines are in compliance with Permits issued by the BC Ministry of Environment.  Exploration activities have commenced at the Bell and Granisle mines with scoping studies into the potential development of the former mines.

Sockeye salmon returns to Babine Lake as counted at the Babine River fence is an average of approximately 1.3 million per year.  The returns to Morrison River/Lake are approximately 13,000 per year.  Approximately 50% of those sockeye salmon continue to and spawn in the lower and upper portion of Tahlo Creek.  Tahlo Creek is at the northern end of Morrison Lake.  Approximately 6,500 sockeye remain to spawn in Morrison River/Lake.  It should be noted that, as per the Babine River fence count, the sockeye salmon returns to Babine Lake increased during the operation of the two former mines.  The count of sockeye salmon returning to the Morrison River/Lake and to the Babine River fence, operated by the Department of Fisheries since 1946, is available at the following link:  http://www.pacificbooker.com/pdf/Returns%20to%20Babine%20Lake%20and%20River.pdf .  Please copy and paste this link in your internet browser if you experience any difficulties with it.  A Fish Habitat Compensation Plan was developed, by a qualified Fisheries Biologist with input from the Department from Fisheries, Ministry of Environment and First Nations, to compensate for an estimated 1,850 square meters of lost fish habitat in several ephemeral (intermittent) tributary streams and ponds on the east side of Morrison Lake.  This includes 9 square meters of spawning habitat for lake trout and Coho salmon.

The Company’s Environmental Assessment concluded that the changes in predicted Morrison Lake metal concentrations due to the project, using upper bound loadings, are below BC Water Quality Guidelines and nominally above baseline and the risk of a significant adverse effect is, therefore, negligible and that the design is protective of the aquatic environment.  The BC Environmental Assessment Office’s Environmental Assessment Report also concluded that the Morrison Copper/Gold Project does not have the potential for significant adverse effects.  This was also supported by a BC Environmental Assessment Office’s commissioned independent 3rd Party review.

On November 20, 2012, the Company provided some information on the plan to line the Tailings Storage Facility.  An Environmental Assessment is conducted at the conceptual design level prior to detailed engineering and obtaining the various Licenses and Permits required for the construction, operation, decommissioning and reclamation of a mine.  The Company’s Environmental Assessment Certificate Application for the proposed Morrison Copper/Gold mine was based on a Feasibility level design, which was a comprehensive technical and economic study.  The Company’s Environmental Assessment Certificate contained 32 conditions.  They are conditions that the Company would have to meet prior to obtaining the Mines Act Permit and conditions that the Company would have to meet during Construction, Operations and Closure, in order to comply with the Mines Act and Environmental Management Act.  Condition #9, lining the Tailings Storage Facility with a geomembrane liner was at the request of the BC Environmental Assessment Office and its reviewers who requested water quality predictions for the Tailings Storage Facility receiving streams and emergent groundwater in Morrison Lake lakebed for a geomembrane lined Tailings Storage Facility.  However, the extent of the geomembrane liner would be determined during detailed engineering and prior to the issuance of the Mines Act Permit.  The geomembrane liner, if required, is proven technology that has been used at several mines in BC and would be installed over the 21 year life of the mine.

The BC Environmental Assessment Office’ User Guide states that it is common for an environmental assessment certificate to have over 100 conditions.  Therefore, the Company’s 32 conditions is a relatively low number of conditions.  Two previously approved mines contained 197 and 96 conditions respectively.

On November 22, 2012, The Company commented on the Ministry of Energy and Mines (“MEM”) expressed concerns with respect to the Company’s compliance with the Provincial Metal Leaching/Acid Rock Drainage (“ML/ARD”) Policy.  The ML/ARD Policy provides for a variety of mitigation strategies that are available to prevent the impacts of ML/ARD.  These include avoidance, underwater storage, blending of Potential Acid Generating and Non-Potential Acid Generating materials, covers, collection and treatment.  The Company’s strategy, as per the Feasibility Study, was to store waste rock on land adjacent to the open-pit, in the natural catchment draining into the pit.  On closure an engineered low permeability cover was proposed and the seepage from the waste rock dump and pit-walls would be collected and treated.  The collection and treatment of ARD is not the preferred choice, however, it is acceptable as per the ML/ARD Policy, ML/ARD Guidelines and precedence set by other projects.  It can be a highly effective and reliable means for protecting the environment.  In October 2010, MEM asked the Company to provide a conceptual design for the engineered low permeability cover that led the Company to believe that on-land waste rock storage with a cover was acceptable.  The Company revised the ML/ARD predictions and presented the results in Review Response Report Revision 1 in November 2010.  In December 2010, The Company was asked to make another major project change, placing the waste rock into the open-pit on closure.  The Company again revised the ML/ARD predictions and presented the results in Review Response Report Revision 2 in June 2011.  The BC Environmental Assessment Office (“EAO”) prepared a draft Environmental Assessment Report based on Review Response Report Revision 2 and presented it to the Working Group (“WG”) for comments in September 2011.  As a result of comments received from the WG, the EAO commissioned an independent 3rd Party review.  The Company prepared two 3rd Party Review Response reports to address input from 3rd Party reviewers.  As a result of the revisions, the EAO finalized the Environmental Assessment Report and concluded that the Morrison Copper/Gold Project does not have the potential for significant adverse effects which was supported by the independent 3rd Party review.  In October 2012, after being in the EA process since 2003, the Executive Director’s Report stated that the project was inconsistent with the ML/ARD Policy.

The Company wishes to state that the ML/ARD predictions have been prepared by Qualified Professionals.  The ML/ARD Predictions document contains 1028 pages and represents work carried out since 2003.  Water quality predictions have benefited from the large database available from the nearby Granisle and Bell mine sites that host geologically similar deposits.  The availability of long-term geochemical data from full-scale facilities that can be used as proxy data for a new mine is a positive aspect to the Morrison environmental assessment.  In addition the Company’s ML/ARD assessment includes 40+ year old Morrison drill core (drilled by Noranda from 1963 to 1973), which is being analyzed in on-site leach barrels.  The Company’s ML/ARD mitigation strategy of placing waste rock in the open-pit on closure results in a very small quantity (relative to the total waste rock) of exposed pit-wall rock that will contribute to ML/ARD.  The Company strategy meets, or exceeds, the ML/ARD Policy of underwater storage and minimization of exposed mine rock on closure.

On November 28, 2012, the Company provided some additional information on the effects of the Morrison Copper/Gold Project on the Morrison Lake Water Quality stating that On closure, all surface water and excess Tailings Storage Facility (“TSF”) water will be directed to the open-pit, which will be allowed to be filled with water to a level below the level of Morrison Lake.  The open-pit water will be treated by a high-density sludge (“HDS”) water treatment plant.  A conceptual design of a HDS water treatment plant was carried out by SGS-CEMI.  The plant is capable of treating the full range of water quality estimates in the open-pit.  In August 2011, in a letter from Ministry of Energy and Mines (“MEM”), the MEM along with its consultant Lorax Environmental stated that “MEM considers a HDS lime treatment plant to be proven technology that is capable of providing effective and reliable means of treating Morrison TSF and open-pit water to protect the environment”.  The treated water from the HDS treatment plant will be transported, via a pipeline, to the northern section of Morrison Lake.  The pipeline will extend to the deepest portion of the lake and discharge vertically upward from a depth of approximately 60m (197feet) from a single port diffuser into the lake.  The assessment of the diffuser design and the prediction of water quality in Morrison Lake were carried out by Dr. Gregory Lawrence PhD, PEng of the University of British Columbia.  The BC Environmental Assessment Office undertook a third-party review of the lake effects, which was carried out by Dr. Bernard Laval, PhD, PEng, also of the University of British Columbia.  Dr. Laval concluded that a minimum 100:1 dilution in the concentration of treated water, within the edge of the mixing zone, could be attained over a summer stratified period with a properly designed single port diffuser, even considering a prolonged summer stratified period due to climate change.  Even higher dilution and more efficient mixing within the lake could be obtained with a multi-port diffuser.  Additionally at a 100:1 dilution, there is no concern of developing density stratification that cannot be mixed by seasonal overturn.

The Morrison Lake effects assessment report concluded that the changes in predicted lake metal concentrations, using upper bound loadings, due to the project are below BC Water Quality Guidelines (“BCWQG”) and nominally above baseline.  The Company believes that the risk of a significant adverse effect is, therefore, negligible and that the design is protective of the aquatic environment.

On December 6, 2012, the Company provided some additional information on the amount of data collected to support the Company’s understanding of Morrison Lake Water.  The Company has collected Baseline data to support the Application for an Environmental Assessment Certificate since 2003 through 2011.  Baseline water quality has been monitored in Morrison Lake receiving ephemeral (intermittent) streams since 2003 and Morrison Lake, an upper oligotrophic lake (poor in nutrients and plant life and rich in oxygen), since 2006.  Water quality sampling was conducted at five sites on Morrison Lake, at multiple depths (surface, thermocline and bottom).  A depth profile including in situ measurements of temperature profiles to confirm stratification, pH, dissolved oxygen, total dissolved solids, conductivity and oxidation reduction potential was conducted.  Water sampling included sampling during freshet (Ice-Off) which confirmed that the lake turns over.  A bathymetry survey was conducted in 2008.  The BC Environmental Assessment Office website states that “Usually it takes 12 months to gather the required environmental baseline information needed”.  Aquatic resources data included water quality, sediment, fish habitat surveys, benthic invertebrate and plankton, periphyton taxonomy, chlorophyll and biomass; drift net sampling; and fish sampling, including metals analysis.  The Department of Fisheries and Oceans conducted annual salmon escapements into Morrison River and Tahlo Creeks since approximately 1930.  The Lake Babine Nation conducted Sockeye Spawning surveys in the fall of 2010 and 2011.  In 2011, the sockeye populations of the Morrison Watershed experienced a relatively abundant return, however, the total number of Sockeye spawners observed in Morrison Lake only totalled 224.

The Morrison Lake Data Summary Report is available at the following link:

http://www.pacificbooker.com/pdf/121206L-Morrison%20Lake%20Summary.pdf

Please copy and paste this link in your internet browser if you experience any difficulties with it.

On December 10, 2012, the Company is provided the information that the Morrison Lake Sockeye Salmon stock was historically enhanced by the Babine Salmon Hatchery which operated from 1907 to 1936.  The Babine Salmon Hatchery was established in 1907 on Morrison Creek, one kilometer below the outflow of Morrison Lake.  The Babine Salmon Hatchery operated until 1936, when it was shut down due to government cutbacks.  In its first year of operation, the Babine Salmon Hatchery released 4.6 million fry.  Built with an 8 million annual sockeye egg capacity, the Babine Salmon Hatchery released a total of 170.9 million sockeye fry into the Morrison Watershed during its 28 years of operation.  An additional 5.5 million fertilized eggs and 25 million “fingerlings” or yearlings were released.  Eggs were obtained primarily from Morrison Creek and supplemented intermittently with eggs obtained from the Babine River, Fulton River, Morrison Lake, Pierre Creek, Pinkut Creek, Tachek Creek and Tahlo Creek as well as from Stuart Lake located in the Fraser River Watershed.  In 1928, the Stuart Lake Hatchery’s entire egg collection from Pierre and Pinkut creeks was transferred to the Babine Lake Hatchery.  The references the Company received its information from was the “LBN Salmon Spawning Report 2010’ and the “Transfers of Eggs and Young of Pacific Salmon Within BC, Department of Fisheries and Oceans, March 1979, Fisheries and Marine Service Technical Report No. 861”.

An excerpt from the “LBN Salmon Spawning Report 2010’, titled “Babine Salmon Hatchery” is available at the following link on our website:

http://www.pacificbooker.com/pdf/Babine%20Salmon%20Hatchery.pdf

Please copy and paste this link into your internet browser if you experience any difficulties with it.

On December 12, 2012, the Company provided some information on the dilution capacity of the Morrison Lake.  The Morrison Lake has a surface area of approximately 13.3 square kilometers, a mean depth of 21.6 meters and a maximum depth of 62.9 meters.  The lake volume is 286 million cubic meters.  The Morrison Lake drains via the Morrison River into Morrison Arm of Babine Lake.  The Morrison Lake is a dimictic lake, exhibiting four distinct “seasons”.  The lake is strongly temperature stratified in “summer”, followed by “fall turnover”, a period of intense mixing induced by wind and penetrative convection.  The lake exhibits weak reverse temperature stratification in “winter”.  During “spring freshet”, the lake turns over again until solar heating establishes summer stratification again.  Most of the natural runoff into and outflow from the lake is during spring freshet.  The annual volume of treated water from the Water Treatment Plant (“WTP”) and potential seepage from the Tailings Storage Facility (“TSF”) into Morrison Lake is a fraction of the Morrison Lake volume and natural inflow into Morrison Lake.  The Annual Natural Inflow Volume (the “Lake Turnover Volume”) into Morrison Lake is 145 million cubic meters per year, which is about half of the lake volume.  The Annual Treated Water Volume from the WTP (at upper bound estimates) on closure is 1.80 million cubic meters per year, which is 0.63% of the lake volume and 1.24% of the natural lake inflow.  The Annual Potential Seepage Volume from the TSF is 0.09 million cubic meters per year, which is 0.03% of the lake volume and 0.06% of the natural lake inflow.  The Morrison Lake has an overwhelming dilution capacity in proportion to the relatively low volume of treated water from the WTP and potential seepage from the TSF.  The Morrison Lake Effects Assessment concluded that efficient mixing within the lake would be obtained and that the changes in predicted lake metal concentrations, using upper bound loadings, due to the project are below BC Water Quality Guidelines and nominally above baseline.  The Company believes that the risk of a significant adverse effect is, therefore, negligible and that the design is protective of the aquatic environment.

On December 19, 2012, the Company provided some information on the conclusions of the Canadian Environmental Assessment Agency on the Morrison project.  The Canadian Environmental Assessment Agency (“CEAA”) and the British Columbia Environmental Assessment Office (“EAO”) coordinate the federal and provincial Environmental Assessments under the Canada-British Columbia Agreement for Environmental Assessment Cooperation.  The EAO Environmental Assessment concluded that there are no significant adverse environmental effects.  This was supported by an EAO commissioned independent 3rd Party review.  The Executive Director of the EAO also concluded that the proposed Project does not have the potential for significant adverse effects.  In addition, the Executive Directors’ report stated that the EAO determined that there would be no significant residual adverse effects from the proposed Project on water quality and fisheries resources.  The Executive Director’s report also stated the position of the Federal Agencies.  It summarized that “CEAA considers that the issues examined by its agencies have been addressed through project design, mitigation measures and other commitments agreed to by the Proponent.  CEAA has produced a draft Comprehensive Study Report that concludes that the proposed Project is not likely to cause significant adverse environmental effects.”  The CEAA draft Comprehensive Study Report, September 2012, concluded that:  “The environmental effects of the Project have been determined using assessment methods and analytical tools that reflect the current best practices of impact assessment practitioners.  As a result of incremental changes to the project design and additional mitigation measures and commitments applied to the Project throughout the comprehensive study process, the Agency concludes that the proposed project can be constructed, operated, maintained, and decommissioned without significant adverse effects, including consideration of cumulative effects.  No significant adverse biological, physical, or human health effects are predicted.  Any residual effects are predicted to be of low magnitude, moderate duration, localized in geographic extent, and reversible over the long term following decommissioning.  Taking into account the above, including proposed mitigation measures and proponent commitments; the Agency concludes that the Project is not likely to cause significant adverse environmental effects.”.

The Company wishes to emphasize that PBM is strongly committed to continue to work towards bringing the proposed Morrison Copper/Gold Project to commercial production.

Subject to receiving all required permits and authorizations, mine construction will proceed with the following activities:

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Prepare applications for  permits and other authorizations and licenses;

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Finalize our contracting strategy for Pre-production;

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Tender Pre-Production Contracts (EPC);

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Proceed with procurement including ordering long lead time items (i.e. HPGR, Ball Mills, etc);

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Site Engineering Survey; and

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Detailed Engineering and Design.

Subsequent to the period end, the Company has not issued any common shares, granted or cancelled any options and no private placements have been announced or completed.

Conversion to International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that has significantly affected financial reporting requirements for Canadian companies.  The AcSB (Accounting Standards Board) strategic plan outlines the convergence of Canadian GAAP (Generally Accepted Accounting Principals) with IFRS (International Financial Reporting Standards) over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 would be the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP.  As a result, Pacific Booker Minerals Inc. annual financial statements for 2012 are reported in accordance with IFRS, with comparative information for 2011 restated.  Note 2 of the annual financial statements sets out the basis of presentation.

The accounting policies set out in Note 3 of the annual financial statements have been applied in preparing the financial statements for the year ended January 31, 2012, the comparative information presented at January 31, 2011 and in the preparation of an opening statement of financial position as at February 1, 2010 (the Company’s date of transition).

Results of Operations

The largest amount on the Statement of Comprehensive Loss is the gain from the settlement of the Rescan litigation, in the amount of $1.8 million, reducing the loss for the period to $499,181, compared to a loss of $2,996,502 for the same period in the previous fiscal year.

The next largest amount in total is the recording of the share based payments and the offsetting contributed surplus in equity.  This calculation creates a cost of granting options to the employees, consultants and directors.  The cost is added to our operating expenses with a corresponding increase in the Company’s equity.  The share based payment expense is allocated, in proportion to the number of options granted, to the accounts for Consulting fees ($365,313), Directors fees ($733,689), Investor relations fees ($450,389), Professional fees ($109,615) and Wages and benefits ($4,281).  These amounts total $1,663,287 for the current fiscal year, compared to $2,294,166 for the same period in the previous year.

If the share based payments and the gain on settlement amounts were removed from the operating loss, the loss would show as $635,894, a decrease of $66,442 when compared to the same period in the previous fiscal year.  The largest amount difference was in Professional fees which were lower by $100,165, reflecting the additional cost required for assistance in preparing the first set of IFRS statements in the previous year and the decreasing cost of legal matters during the current fiscal year.  The next largest amount difference, an increase of $40,257, was in Shareholder information and promotion, due to the Company providing financial assistance to the Lake Babine Nation in regards to the purchase of equipment for their salmon canning operation and a new contract with Dig Media for one year of services.  The next largest amount difference, a decrease of $7,498, was in Wages and Benefits due to a reduction in office staff.  The next largest amount difference, an increase of $6,351, was in Office Rent, due to the higher rental rates paid under the lease extensions.  The next largest amount difference, a decrease of $5,034, was in Office and Miscellaneous, reflecting a reduction in the office cost due to less staff working in the office this fiscal year.  The next largest amount difference, a decrease of $5,016, was in Depreciation.  The next largest amount difference, a decrease of $4,346, was in Finance income, due to reduced funds held on deposit compared to the same period last fiscal year.  The next largest amount difference, a decrease of $4,134, was in Filing and Transfer Agent fees.  The next largest amount difference, an increase of $3,482, was in Travel costs due to an increase in travel during the current quarter of the fiscal year.  The next largest amount difference, an increase of $3,298, in the loss on foreign exchange, due to less funds held as US$ and the exchange rates being more consistent.  Director fees were lower by $2,500 due to a reduced number of meetings held during the current fiscal year when compared to the same period of the previous year.  All other costs remained about the same.

When you compare the quarter ended October 31, 2012 with the quarter ended July 31, 2012, the share based payments amounts total $493,798 for the current quarter, compared to $757,877 for the previous quarter.  If the share based payments were removed from the operating loss, the loss would show as $193,772, a decrease of $11,555 when compared to the previous quarter.  The largest amount difference, an increase of $18,448, was in Shareholder information and promotion, representing a new media contract.  The next largest amount difference, a decrease of $9,035, was in

Filing and Transfer Agent fees.  This reflects the once a year additional costs incurred for the Annual Meeting held in June.  The next largest amount difference, a decrease of $8,018, was in Professional fees, reflecting the decreasing cost of legal matters during the current quarter.  The next largest amount difference, a decrease of $4,713, was in travel costs.  The next largest amount difference, a decrease of $4,000, was in Director fees, due to less meetings held during the current quarter when compared to the previous quarter.  Office and miscellaneous was lower for the quarter by $2,964.  All other amounts were within $2,000 of the amounts for the quarter ended July 31, 2012.

During the current fiscal year, the Company recovered geotechnical fees from the Rescan litigation settlement in the amount of $186,402 and incurred $258,130 in exploration & evaluation expenditures on the Morrison property, for a net expenditure of $71,728, compared to the expenditure of $924,562 in exploration & development during the same period in the previous fiscal year.

During the current quarter, the Company incurred $49,467 in exploration & evaluation expenditures on the Morrison property, compared to the incurred expenditures of $81,638 for the previous quarter of the fiscal year.  Please see Note 6 in the financial statements for expenditures by item and area.

During the third quarter of the current fiscal year and previous fiscal year, the Company did not announce or complete any private placements.  During the current quarter, the Company issued 50,250 common shares on exercise of options for total proceeds of $376,590 and a reclassification of Contributed surplus to capital stock in the amount of $153,767.  During the same period in the previous fiscal year, the Company issued 10,000 common shares on exercise of options for total proceeds of $57,500 and a reclassification of Contributed surplus to capital stock in the amount of $21,251.

Options were granted during the second quarter of both the current and previous fiscal year.  The current granting is detailed in the Overall Performance section of this discussion.

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from cash on hand, and reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, receivables, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal 2012, the Company reported a net loss of $3,788,641 ($0.31 per share)  compared to a net loss of $2,119,915 ($0.18 per share) for the year ended January 31, 2011.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease that was extended for another six months until April 2013.  Details on the financial obligations are detailed in our annual financial statements (Note 13).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Xstrata LLP for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our condensed interim financial statements and annual financial statements (Note 5).

The Company has signed an agreement with a hunting lodge in the area of the project, which, conditional on the receipt of applicable permits and licences, requires the Company to pay $100,000 (plus sales tax if required) as full and final compensation for any loss of business which the lodge may suffer in connection with the construction, development and overall operation of the mine.  This payment is required to be made three months prior to commencement of construction.

Related Party Transactions

Payments were made or incurred to 3 current company directors for services provided in the course of normal business operations.  Specifically, to 2 directors for shareholder relations and financing, and to another director for services related to project management.  Payment was also made to an officer of the Company for accounting and management services.  Fees for these services amounted to $96,273 in the third quarter of the current fiscal year compared to $94,254 for the corresponding period in the previous fiscal year.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $2,000 for the third quarter of the current fiscal year compared to $2,000 for the corresponding period in the previous fiscal year.

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 2 of the annual financial statements.

Issuer’s disclosure controls and procedures

The Company has procedures that we believe provide reasonable assurance that material information is made known to the individuals preparing the filings by others within the Company, particularly during the period in which the annual filings are being prepared.  The Company has controls in place over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards (“IFRS”), and the Company has evaluated the effectiveness of it’s disclosure controls and procedures as of the end of the period covered by the annual filings.  We hereby disclose our conclusion that the disclosure controls and procedures are effective.

The Company was audited on its internal control over financial reporting, as of January 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Our procedures and processes were reviewed and it was determined by our audit firm that the Company has some material weaknesses in the internal control over financial reporting, based on the criteria established in the Internal Control - Integrated Framework.  The material weaknesses are that some elements in the control environment of the Company that have not been fully implemented or do not operate effectively, a lack of segregation of duties in the Company due to the small number of personnel, and access controls to some information systems do not operate effectively.

Management plans on addressing the first deficiency in the Entity level policies by reviewing and updating the policies already established and implementing a program to ensure all individuals are informed and provided with access to the policies.  In regards to the second deficiency, Management believes that any potential benefits of adding personnel to clearly segregate accounting duties does not justify the additional costs associated with the increase in staffing and additional staff is not required for any other reason at this time.  In regards to the third deficiency, Management expects that some information system deficiencies will continue into the future.  The Company has not upgraded the information technology systems hardware and network recently, and has no immediate plans to incur the additional expense until such time as the project moves into the next phase and the necessary upgrade of information systems and control policies will be required.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results.  Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles for periods ending January 31, 2010 or prior and International Financial Reporting Standards (“IFRS”) for periods ending January 31, 2011 or after.  The figures reported are all in Canadian dollars.

The following table shows the total revenue (Finance income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	GAAP or IFRS	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
					Total	Per Share
January 31, 2010	GAAP	$ 29,293,556	$ -	$ 20,436	$ 2,254,085	$ 0.20
January 31, 2011	IFRS	$ 29,595,790	$ -	$ 14,610	$ 2,119,915	$ 0.18
January 31, 2012	IFRS	$ 29,520,573	$ -	$ 11,390	$ 3,788,641	$ 0.31

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles for periods ending January 31, 2010 or prior and International Financial Reporting Standards (“IFRS”) for periods ending January 31, 2011 or after.  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Comprehensive Loss for the company in the current period.

The following table shows the total revenue (Finance income), the loss from our financial statements (cost of operating expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
January 31, 2011	$ 4,492	$ 573,457	$ 568,965	$ 0.05
April 30, 2011	$ 3,545	$ 426,373	$ 422,828	$ 0.04
July 31, 2011	$ 2,034	$ 1,551,548	$ 1,549,514	$ 0.12
October 31, 2011	$ 2,006	$ 1,026,166	$ 1,024,160	$ 0.09
January 31, 2012	$ 3,805	$ 795,944	$ 792,139	$ 0.06
April 30, 2012	$ 977	$ (1,150,616)	$ (1,151,593)	$ (0.09)
July 31, 2012	$ 1,873	$ 965,077	$ 963,204	$ 0.07
October 31, 2012	$ 389	$ 687,959	$ 687,570	$ 0.06

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the 9 month period ended October 31, 2010	$ 10,118	$ 1,561,068	$ 1,550,950	$ 0.13
for the year ended January 31, 2011	$ 14,610	$ 2,134,525	$ 2,119,915	$ 0.18
for the 3 month period ended April 30, 2011	$ 3,545	$ 426,373	$ 422,828	$ 0.04
for the 6 month period ended July 31, 2011	$ 5,579	$ 1,977,921	$ 1,972,342	$ 0.16
for the 9 month period ended October 31, 2011	$ 7,585	$ 3,004,087	$ 2,996,502	$ 0.25
for the year ended January 31, 2012	$ 11,390	$ 3,800,031	$ 3,788,641	$ 0.31
for the 3 month period ended April 30, 2012	$ 977	$ (1,150,616)	$ (1,151,593)	$ (0.09)
for the 6 month period ended July 31, 2012	$ 2,850	$ (185,539)	$ (188,389)	$ (0.02)
for the 9 month period ended October 31, 2012	$ 3,239	$ 502,420	$ 499,181	$ 0.04

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at October 31, 2010	4,832,500	4,832,500
to January 31, 2011	-	-
As at January 31, 2011	4,832,500	4,832,500
to April 30, 2011	-	-
to July 31, 2011	-	-
to October 31, 2011	-	-
to January 31, 2012	-	-
As at January 31, 2012	4,832,500	4,832,500
to April 30, 2012	-	-
to July 31, 2012	-	-
to October 31, 2012	-	-
As at October 31, 2012	4,832,500	4,832,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at October 31, 2010	23,167,250	(859,434)	22,307,816
to January 31, 2011	356,798	-	356,798
As at January 31, 2011	23,524,048	(859,434)	22,664,614
to April 30, 2011	421,111	-	421,111
to July 31, 2011	246,372	-	246,372
to October 31, 2011	257,079	-	257,079
to January 31, 2012	208,684	-	208,684
As at January 31, 2012	24,657,294	(859,434)	23,797,860
to April 30, 2012	(59,377)	-	(59,377)
to July 31, 2012	81,638	-	81,638
to October 31, 2012	49,467	-	49,467
As at October 31, 2012	24,729,022	(859,434)	23,869,588

Equity

The table following shows the change in capital stock and net operating expenses for each three month period and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at October 31, 2010	47,307,973	5,896,005	1,550,950	23,689,800	29,514,178
to January 31, 2011	59,632	208,165	568,965	24,258,765	29,213,010
As at January 31, 2011	47,367,605	6,104,170	2,119,915	24,258,765	29,213,010
to April 30, 2011	79,509	139,708	422,828	24,681,593	29,009,399
to July 31, 2011	1,201,303	948,956	1,549,514	26,231,107	29,610,144
to October 31, 2011	78,751	810,689	1,024,160	27,255,267	29,475,424
to January 31, 2012	-	582,976	792,139	28,047,406	29,266,261
As at January 31, 2012	48,727,168	8,586,499	3,788,641	28,047,406	29,266,261
to April 30, 2012	151,580	365,782	(1,151,593)	26,895,813	30,935,216
to July 31, 2012	185,599	707,878	963,204	27,859,017	30,865,489
to October 31, 2012	530,357	340,031	687,570	28,546,587	31,048,307
As at October 31, 2012	49,594,704	10,000,190	499,181	28,546,587	31,048,307

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our annual financial statements.

Subsequent to the end of the period, no common shares were issued.